Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS MARCH 2009 PERFORMANCE

HOUSTON, April 13, 2009 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for March 2009 for its ExpressJet Airlines subsidiary. The results include statistics for contract operations, including charter activities.

During the month, ExpressJet revenue passenger miles (RPM) totaled 670 million, and available seat miles (ASM) flown were 889 million. ExpressJet's March load factor was 75.4%. The company flew 58,621 block hours and operated 30,045 departures during the month. ExpressJet had a total of 244 planes in its fleet during March – 214 allocated to flying as Continental Express and 30 operating in its corporate aviation (charter) division.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 127 scheduled destinations in North America and the Caribbean with approximately 1,000 departures per day. Operations include a capacity purchase agreement for Continental; providing clients customized 41-seat and 50-seat charter options; and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Month Ending March 31, 2009	**System**
Revenue Passenger Miles (millions)	670
Available Seat Miles (ASM) (millions)	889
Passenger Load Factor	75.4%
Block Hours	58,621
Departures	30,045
Stage Length	594

Year to date	**System**
Revenue Passenger Miles (millions)	1,733
Available Seat Miles (ASM) (millions)	2,438
Passenger Load Factor	71.1%
Block Hours	160,836
Departures	83,400
Stage Length	587

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